

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 24, 2010

Mr. Carlo A. Buffone
Chief Financial Officer
Paramount Gold and Silver Corp.
346 Waverley Street
Ottawa, Ontario, Canada, K2P 0W5

      Re: **Paramount Gold and Silver Corp.**
              Form 10-K/A for the Fiscal Year Ended June 30, 2009
              Filed April 19, 2010
              Form 10-Q for the Fiscal Quarter Ended March 31, 2010
              Filed February 12, 2010
              Response Letter Dated April 15, 2010
              File No. 001-33630

Dear Mr. Buffone:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended June 30, 2009

General

1.   When filing an amendment to a periodic report please include an explanatory paragraph at the forepart of the document, stating the reasons for the amendment and directing readers to those sections where further details are provided.

2.   Please revise the accounting and disclosures in your reports for the quarters ended September 30, 2009, December 31, 2009 and March 31, 2010, as necessary to comply with all applicable comments written on your annual report.

Financial Statements

Note 5 – Capital Stock, page F-17

3.   We note your response to prior comment 10, in which you acknowledge the guidance provided in FASB ASC 815-40-15-7I, and state that your warrant exercise prices are denominated in both U.S. and Canadian dollars. However, it is still unclear to us why you have not accounted for your warrant contracts as derivatives, as the guidance in FASB ASC 815-40-15-7I appears to be clear and applicable to your specific facts and circumstances. We reissue our prior comment 10.

Engineering Comments

4.   We note that you refer to or use the terms such as indicated and inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany the disclosure with cautionary language such as:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-K. You can review and obtain copies of these filings from our website at http://www.sec.gov/edgar.shtml."

Please indicate the location of this disclaimer in your response.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jenifer Gallagher at (202) 551-3706, Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 or Karl Hiller, Branch Chief, at (202) 551-3686 if

you have questions regarding comments on the financial statements and related matters.
You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions
about engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or me
at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief